Explanation of Responses

(1)	This Form 4 is being filed on behalf of Select Equity Group, SEG Partners L.P. (“SEG Partners”), SEG Partners II, L.P. (“SEG Partners II”), SEG Partners Offshore Master Fund, Ltd. (“SEG Partners Offshore” and, together with SEG Partners and SEG Partners II, the “SEG Funds”) and George S. Loening. Select Equity Group serves as the investment advisor to the SEG Funds, and Mr. Loening is the majority owner of Select Equity Group and managing member of the general partner of Select Equity Group. Each of Select Equity Group and George S. Loening may be deemed to indirectly beneficially own shares held directly by the SEG Funds, and each disclaims beneficial ownership of all such shares except to the extent of any indirect pecuniary interest therein. No SEG Fund has a pecuniary interest in any securities held directly by any other SEG Fund.

(2)	Class A Common Stock held directly by SEG Partners.

(3)	Class A Common Stock held directly by SEG Partners Offshore.

(4)	Class A Common Stock held directly by SEG Partners II.

(5)	This transaction was executed in two equal trades at prices of $36.465 and $36.8636. The price reported above reflects the weighted average purchase price. The Reporting Persons hereby undertake to provide upon request to the SEC staff, the issuer or a security holder of the issuer full information regarding the number of shares and prices at which the transaction was effected.